ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E. Washington, D.C. 20549

Attention:	Sherry Haywood, Staff Attorney

Re:	Mallard Intermediate, Inc.
Draft Registration Statement on Form S-1
Submitted December 18, 2020
CIK No. 1835256

Ladies and Gentlemen:

On behalf of Mallard Intermediate, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which reflects revisions to the above-referenced draft Registration Statement confidentially submitted to the Commission on December 18, 2020 (the “Draft Registration Statement”). The Amended Draft Registration Statement has been revised in response to the comment letter addressed to the Company dated January 14, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) copies of the Amended Draft Registration Statement, which have been marked to indicate the changes from the Draft Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Draft Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated January 14, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Draft Registration Statement.

Securities and Exchange Commission	- 2 -	January 22, 2021

DRS filed December 18, 2020

Prospectus summary, page 1

1.    Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of the amount of your indebtedness. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 8, 9, 10, 89, 92 and 93 of the Amended Draft Registration Statement.

Management’s discussion and analysis of financial condition and results of operations

Key financial metrics, page 64

2.    We note you present Adjusted EBITDA as a key financial metric without reference to Net Income. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI´s”).

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Amended Draft Registration Statement.

Liquidity and capital resources

Operating activities, page 77

3.    Your disclosure indicates that cash flows from operating activities were impacted by changes in operating assets and liabilities. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. We further note that your trade receivables balance increased at a significantly higher rate than sales in the quarter ended October 31, 2020 and more negatively impacted operating cash flows. Please discuss the underlying reasons for material changes in trade receivables and the impact such changes have on your cash flows, including a discussion of financial measures such as days sales outstanding that would be relevant to a reader of your financial statements given the negative trend in this metric during recent periods. See section IV.B of the SEC Interpretive Release No. 33-8350.

Securities and Exchange Commission	- 3 -	January 22, 2021

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 78 of the Amended Draft Registration Statement to disclose the key drivers that contributed to the material changes in the Company’s operating cash flows for the periods presented, including the impact of channel mix on the amount of trade receivables during the periods. The Company has further revised the Amended Draft Registration Statement on pages 66, 67 and 68 to provide investors with an explanation of the typical credit terms and timing for collections for our wholesale channel, and to provide additional detail regarding seasonal fluctuations in channel mix.

Credit facility, page 78

4.    We note that the interest rate of your credit facility is tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your credit facility. Alternatively, please tell us why you believe you are not required to do so.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 40 of the Amended Draft Registration Statement.

Critical accounting policies and estimates

Goodwill and intangible assets, page 81

5.    We note that you performed a quantitative assessment of your goodwill in fiscal 2020 and determined that goodwill was not impaired. To the extent your reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose such determination. Refer to Section V of SEC Release 33-8350.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the results of the quantitative analyses, which the Company performed in lieu of the optional qualitative test, indicated the estimated fair value of the reporting unit exceeded its carrying value by approximately 30% and 32% for the June 30 testing periods in Fiscal 2019 and 2020, respectively. The Company has revised the disclosure on page 82 of the Amended Draft Registration Statement to clarify that its reporting unit fair value substantially exceeds the carrying value and was therefore not at risk of failing the quantitative impairment tests as of the Company’s June 30, 2020 or 2019 testing.

Securities and Exchange Commission	- 4 -	January 22, 2021

6.    We note you recorded an $11.8 million impairment charge related to certain trade names as a result of your June 30, 2020 impairment testing. Please explain how you determined the significant assumptions you used in the relief from royalty calculations to estimate the fair value of the trade names and provide a sensitivity analysis that demonstrates the potential impact of changes in such assumptions.

Response to Comment 6:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 82 and 83 of the Amended Draft Registration Statement.

Agreements with our named executive officers, page 116

7.    Please file your employment agreements with your named executive officers and include the agreements in your exhibits index.

Response to Comment 7:

The Company respectfully acknowledges the Staff’s comment and will file copies of any employment agreements, offer letters, and other employment arrangements with the Company’s named executive officers in a subsequent amendment to the Amended Draft Registration Statement.

Director compensation, page 118

8.    We note your disclosure in footnote (2) to the table. For each director, please disclose the name of the investor that is affiliated with such director and any arrangements with such investor.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 120 of the Amended Draft Registration Statement.

Services Agreement, page 121

9.    Please discuss the material terms of the services agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(1) of Regulation S-K.

Response to Comment 9:

The Company respectfully acknowledges the Staff’s comment and notes that the services agreement will automatically terminate upon completion of this offering, so it is not a material contract. The Company has revised the disclosure on page 122 of the Amended Draft Registration Statement accordingly.

Securities and Exchange Commission	- 5 -	January 22, 2021

8. Debt, page F-22

10.    Please file as exhibits to your registration statement copies of your material credit agreements, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 10:

The Company respectfully acknowledges the Staff’s comment and will file copies of its material credit agreements in a subsequent amendment to the Amended Draft Registration Statement.

Notes to the Consolidated Financial Statements

13. Commitments and Contingencies

Contingent Liabilities, page F-31

11.    We assume you accrue liabilities related to contingencies when they are “probable” and “reasonably estimable” as required by ASC 450-20-25-2. Please revise your disclosure accordingly.

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-31 of the Amended Draft Registration Statement.

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Securities and Exchange Commission	- 6 -	January 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Sean Sullivan (Mallard Intermediate, Inc.)
Alex Ryan (Mallard Intermediate, Inc.)
Benjamin Kozik (Ropes & Gray LLP)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)